Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FaveKitchens Inc.
1534 1st Ave S, #400
Seattle, WA 98134
https://www.favekitchens.com/

Up to $1,069,998.04 in Common Stock at $2.02
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FaveKitchens Inc.
Address: 1534 1st Ave S, #400, Seattle, WA 98134
State of Incorporation: WA
Date Incorporated: May 16, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 4,950 shares of Common Stock
Offering Maximum: $1,069,998.04 | 529,702 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.02
Minimum Investment Amount (per investor): $498.94

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Previous Backer Bonus

For any previous backers or investors in FaveKitchens, when you invest in this live offering you will receive an additional 3% bonus shares.

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Favekitchens will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.02/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $202. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

FaveKitchens Inc. ("FaveKitchens" or the "Company") is a C-Corporation organized under the laws of the state of Washington. The company previously operated under the name UFKS Inc and changed names on 03/13/2020.

FaveKitchens is a distributed restaurant platform that helps independent restaurants scale efficiently by providing satellite kitchens, technology, business operations, and delivery logistics.

FaveKichens' mission is to ease financial burdens and operating costs while also allowing rapid setup and effective resource management. By reducing operating costs and upfront capital burdens, FaveKitchens empowers independent restaurateurs to continue doing what they love: providing nourishing, fresh food to their communities.

FaveKichens' technology has the potential to enable us with a one-of-a-kind growth vertical of a hyper-local neighborhood market, where consumers can Mix and Match all items and have a dedicated delivery solution.

The Company's revenue is generated through a commission charge on every sale for all the partnered restaurants. The Company was granted the FAVEKITCHENS trademark (No. 6349754) by the USPTO on May 11, 2021.

Competitors and Industry

Please see below for a list of similar companies and competitors that have raised money in the last year:

Kitchens United

--$50 million

Cloud Kitchens

--$1.3 billion

All Day Kitchens

--$120.3 million

FaveKitchens' business model is a mix of both Kitchens United and All Day Kitchens. We operate similar to how the Amazon marketplace is operated. Kitchen operators are responsible for making the product and FaveKitchens is responsible for running the

business operations.

We are similar to AllDay Kitchens, as we are a hub and spoke model. The hub and spoke model refers to a distribution method in which a centralized "hub" exists. Everything either originates in the hub or is sent to the hub for distribution to consumers. From the hub, goods travel outward to smaller locations owned by the company, called spokes, for further processing and distribution.

We are also similar to Kitchens United, as we offer multi-brand checkout. We separate ourselves from our competitors by empowering independent restaurant owners. Our mission, process, and technology are focused on empowering independent restaurant owners.

VC investment activity in ghost kitchen businesses has steadily escalated over the past five years, with deal values increasing at least 2.4x each year since 2016. Deal activity peaked in 2019 with $1.9 billion invested across 16 companies.

Ghost Kitchens were a $43.1 billion industry in 2019, and expected to reach $71.4 billion by 2027, according to Hospitality Technology(1)

On a whole, Ghost Kitchens have the potential to be a $1T global market by 2030, says Euromonitor.

Current Stage and Roadmap

Pre-launched in June 2020 due to pandemic

We were able to complete the construction of our 4 huge physical kitchens in Seattle, WA. Using these delivery\pickup only kitchens we partnered with independent restaurant operators to expand their operations using these kitchens in Seattle. Since the kitchens are huge these operators were able to add more virtual restaurants to their existing cuisine\menu by expanding to Seattle. Since their products and brand were already popular locally we were able to generate revenue sooner than normal.

Launched our Tech product Q1, 2021. This is the technology that we use for Online ordering, order management, and delivery management. This technology is already in operation at all FaveKitchens locations. Our plan is to spin off a new growth technology vertical using our existing technology at our locations and call it FavEats.

Launched 6 virtual restaurants by Q1, 2021

Generated ~1M in sales in the first operating year

Leased a property and signed future restaurant partners for a secondary location. Planning to build a micro-cloud kitchen here along with self-serving beer & wine options.

The Team

Officers and Directors

Name: Praveen Akula

Praveen Akula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: November 29, 2021 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations. Does not take salary.

Other business experience in the past three years:

- **Employer:** Port of Seattle
  Title: ERP Solutions Engineer
  Dates of Service: February 19, 2010 - Present
  Responsibilities: Assist in gathering requirements and documenting business process. Manage schedules. Direct and motivate the project team. Report project progress to the project committee. Point of contact for resolving all ERP tech issues from employees and the vendors.

Other business experience in the past three years:

- **Employer:** Khel365
  Title: Co-Founder & strategic advisor
  Dates of Service: September 16, 2016 - August 02, 2019
  Responsibilities: Co-Founder, was a technology and strategic advisor for Khel365

Name: Satheesh Kanchi

Satheesh Kanchi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: November 02, 2020 - Present
  Responsibilities: Develop technical aspects of the company’s strategy to ensure alignment with its business goals Discover and implement new technologies that yield competitive advantage Help departments use technology profitably Supervise system infrastructure to ensure functionality and efficiency Build quality assurance and data protection processes Monitor KPIs and IT budgets to

assess technological performance Use stakeholders' feedback to inform necessary improvements and adjustments to technology Communicate technology strategy to partners and investors. Does not take a salary.

Other business experience in the past three years:

- **Employer:** LogicTreeIT
  Title: CTO
  Dates of Service: June 02, 2008 - Present
  Responsibilities: LogicTreeIT includes all the steps involved from conception of the desired software and platform to the final manifestation of the software in a planned and structured process for both Web and Mobile Platforms. Oversees LogicTreeIT's application development, support and maintenance services to our clients utilizing the latest technologies. Broaden the scope of the business through the creation and implementation of high quality business applications with innovative, scalable solutions. On a global scale, LogicTreeIT is present across 3 countries, LogicTreeIT 3 Global Development Centers for our clients.

Name: Krishna Nadella

Krishna Nadella's current primary role is with Vesicus Inc. Krishna Nadella currently services 3-4 hours/Month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director
  Dates of Service: March 18, 2019 - Present
  Responsibilities: Provide direction for the organization. Establish a policy based governance system. Govern the organization and the relationship with the CEO. Does not take a salary.

Other business experience in the past three years:

- **Employer:** Vesicus Inc
  Title: CEO
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Co-founded Vesicus to develop technology and commercialize resource-efficient advanced materials in the field of Sustainability and Circular Economy. Vesicus is building brand new manufacturing technologies to enable upcycling of recycled PET of all grades (clear, colored, mixed-colored) into highly-functional, low-carbon, lightweight, microcellular, recycled PET under the OptimarPET brand. Concurrently, we are developing and launching low-embodied energy applications for OptimarPET in the packaging, printing, agriculture and building materials industries. Our unique light weighting technologies increase demand for recycled PET by enabling its use in many more

high-value applications than it is currently used in.

Other business experience in the past three years:

- **Employer:** University of Washington
  Title: Affiliate Assistant Professor, Mechanical Engineering
  Dates of Service: April 28, 2017 - Present
  Responsibilities: Training graduate MS and PhD students on design, manufacturing and materials R&D at the Department of Mechanical Engineering, UW-Seattle.

Other business experience in the past three years:

- **Employer:** Eco-Shelter
  Title: Strategic Advisor
  Dates of Service: July 28, 2017 - Present
  Responsibilities: Eco-Shelter is changing the way the world builds, one roof at a time. Advising founder on corporate, capital raising, product and market strategy. Assisting with commercialization of insulating bamboo roofing panels within low-income communities in India to enable climate adaptation as global temperatures rise.

Name: Kalyan Nadipalli

Kalyan Nadipalli's current primary role is with ABB. Kalyan Nadipalli currently services 3-4 hours\month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Provide direction for the organization Establish a policy based governance system. Govern the organization and the relationship with the CEO. Does not take a salary.

Other business experience in the past three years:

- **Employer:** ABB
  Title: Strategic Account Manager
  Dates of Service: April 02, 2020 - Present
  Responsibilities: Enabling utilities to become safer, smarter and more reliable

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,069,998.04 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product(FavEats, our tech platform) or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our FavEats. Delays or cost overruns in the development of our FavEats and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our services will be able to gain traction in the marketplace at a faster rate than our current services have. It is possible that our services will fail to gain market acceptance for any number of reasons. If the services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who may currently have similar services in the market and/or various respective service offerings in development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will render our service offerings obsolete or that the services developed by us will be preferred to any existing or newly developed service offerings. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FaveKitchens was formed in 2019, and our initial progress was slowed by the COVID pandemic. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.FaveKitchens has incurred a net loss

and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and has had limited revenue. If you are investing in this company, it's because you think that our service offering is a good idea, that the team will be able to successfully market, and sell the products or services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OnePos Retail or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OnePos Retail could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Praveen Akula	8,000,000	Common Stock	89.84%
Praveen Akula	0	Preferred Stock	

The Company's Securities

The Company has authorized Convertible Note, Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 529,702 of Common Stock.

Convertible Note

The security will convert into Preferred stock and common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: July 31, 2022
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Raise $1M or more

Material Rights

Upon the closing of a Qualifying Financing prior to the repayment of this Note, the outstanding principal amount under this Note and all accrued but unpaid interest hereunder shall be automatically converted in full into such number of shares of such Qualifying Financing Securities and shares of Common Stock obtained by dividing (i) the principal and interest under this Note by (ii) the Conversion Price (as defined below) rounded down to the nearest whole share (the "Total Number of Shares"). The Total Number of Shares shall consist of (i) that number of shares of Qualifying Financing Securities obtained by dividing (A) the outstanding principal balance and accrued but unpaid interest under this Note by (B) the price per share at which the Qualifying Financing Securities are sold (the "Number of Preferred Stock"), rounded down to the nearest whole share, and (ii) that number of shares of Common Stock equal to the Total Number of Shares minus the Number of Preferred Stock, rounded down to the nearest whole share. The "Conversion Price" shall be 75% of the price per share paid by investors in such financing, rounded down to the nearest whole share. For purposes of calculating a price per share in connection with conversion of the Notes hereunder, the Company's pre-money "fully-diluted" capitalization shall

include all outstanding shares of stock, the assumed conversion of all securities convertible into shares of stock, the exercise of all outstanding stock options and warrants to purchase shares of stock, and the shares reserved or authorized for issuance under the Company's existing stock option plan and any increase thereto, or any equity incentive plan to be adopted, in connection with the Qualified Financing (but excluding for this purposes, the deemed conversion of the Notes).

At anytime prior to the conversion or repayment of this Note, at the election of the Holder (in its sole discretion) the outstanding principal amount under this Note and all accrued but unpaid interest hereunder may be converted in full into shares of the Company's common stock. The number of shares to be issued upon such conversion shall be equal to the number obtained by dividing (i) the outstanding principal amount, accrued but unpaid interest under this Note on the date of conversion by (ii) $5,000,000 divided by the outstanding capitalization of the Company immediately prior to the conversion under this Section 6(c). For purposes of calculating a price per share in connection with conversion of the Notes hereunder this Section 6(c), the Company's "outstanding capitalization" shall include all outstanding shares of stock, the assumed conversion of all securities convertible into shares of stock, and the exercise of all outstanding stock options and warrants to purchase shares of stock (but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity))

Common Stock

The amount of security authorized is 40,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see Voting Rights of the Securities Sold in this Offering below for more information.

Material Rights

The total number of outstanding common stock includes 905,000 shares in issued options.

The total number of outstanding common stock includes 1,095 shares reserved for issuance under the company's equity incentive plan.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its

authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights. The holders of record of outstanding shares of Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds of the corporation legally available therefore, such cash and other dividends as may be declared from time to time by the Board subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to receive ratably, based on the total number of shares of Common Stock held by each, all the assets and funds of the corporation available for distribution to its shareholders, whether from capital or surplus, subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

4.3.1 Dividend Rights. The holders of record of outstanding shares of Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds of the corporation legally available therefor, such cash and other dividends as may be declared from time to time by the Board subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

4.3.2 Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to receive ratably, based on the total number of shares of Common Stock held by each, all the assets and funds of the corporation available for distribution to its shareholders, whether from capital or

surplus, subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

No Preemptive Rights. Except as set forth in Article 4 or in any separate shareholders' agreement, the shareholders of the corporation do not have preemptive rights to acquire proportional amounts of the corporation's unissued shares or additional issues of stock or securities convertible into stock of any class, whether issued for cash, property, services, by way of dividends or otherwise upon the decision of the Board to issue them.

4.5 No Cumulative Voting. The shareholders of the corporation do not have cumulative voting rights with respect to the election of Directors of the corporation.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $930,000.00
  Use of proceeds: To build the cloud kitchens, partner with independent restaurants, operate to prove our model.
  Date: July 15, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $800.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founder's shares
  Date: May 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenue

Total Sales for fiscal year 2020 was $974,900.99, increased compared to fiscal year 2019 total sales of -$10,061.03. 2019 was just a start of our startup and in 2020 when pandemic hit almost all businesses in food industry, but we got some tailwind out of it and was able to accelerate in launching our business model.

Cost of sales

Cost of sales in 2020 was $808,509.23, an increase of approximately $818,570.26, from costs of -$10,061.03 in fiscal year 2019. The increase was largely due to launch our first store direct-to-consumer sales completely via delivery and pickup model.

Gross margins

2020 gross profit $166,391.76 over 2019 gross profit. This improved performance was caused by an increase in higher-margin direct-to-consumer sales.

2019 Gross Margin: ($10,051.54)

2020 Gross Margin: $166,391.76

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research, and development expenses in 2020 increased $282,477.84 from 2019. Approximately all of the expenses of this increase was due to increased compensation and benefits costs. The Company hired 4 employees in 2020, and three in operations, one in marketing.

2019 Expenses: $10,051.54

2020 Expenses: $282,477.84

Historical results and cash flows:

We raised all of our capital through convertible note instrument.

Most of our capital went into building out commisarry hub in Seattle. In our busniess model fixed costs are almost equal to variable costs. As we grow and generate more sales the expenses\sale goes down and our net income increases.

Previously we generated capital through a convertible note, now our plan is to raise capital via equiy crowd funding in this round before approaching institutional investors.

The hub and spoke model will help reduce the intial captial and increase access to the market at a very high rate compared to what we had previosly. We were able to prove this via our first micro cloud kitchen in Mercer Island.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, we currently have $100,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds will mostly be used as part of growth strategy we want to execute. There are other capital resources available, but the funds from this raise is critical to ramp up production beyond the next 6 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Including from the $100k cash on hand, the funds from the raise will comprise 90% of the total funds of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, our company will be able to operate for 6 months based on our current burn rate of $15,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, our company will be able to operate for around 18 months based on an increased burn rate of $25,000 per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are planning to reach out to strategy investors and VCs for future capital raises. We can also apply for a line of credit in the future if necessary.

We raised convertible note debt from friends and family. If needed we can go back to the existing note holders for additional capital. Also, as a founder & CEO I am willing to add more funds if necessary.

Indebtedness

- **Creditor:** Convertible Note
  Amount Owed: $930,000.00
  Interest Rate: 8.0%
  Maturity Date: July 31, 2022

Related Party Transactions

- **Name of Entity:** Praveen Akula
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Praveen is the CEO of the company, this amount is the convertible notes issued to himself.
  Material Terms: $120,000, 8% int rate, 25% discount rate, maturity date 7/31/22

Valuation

Pre-Money Valuation: $17,988,100.00

Valuation Details:

We hired an independent third-party valuation analyst, Olivia Passoni from Valithea OU, to do our startup valuation when our business model was proven and just had one location. With a discount rate stage as market roll-out, considering the competition risk, competitors' seed funding raise, they were able to provide a pre-money valuation for our company at $14M.

Since the valuation, we have tweaked our business into a hub and spoke model and we have opened our second cloud kitchen location. These events have resulted in an accelerated growth rate with less Capex involved, resulting in an increase in our valuation of about $4M.

We are not just a tech-enabled food startup, we are also planning to launch our growth vertical, a SaaS-based application "FavEats." We believe that the rollout of FavEats will have a beneficial impact on our online ordering, order management, and delivery management.

Another factor that we have relied upon when determining our valuation is team experience. The founding team has combined 35 years of experience in both the food and building technology industries. Our founders have shown the capacity to run these businesses successfully, and we believe this success will translate well into FaveKitchens.

The pre-money valuation has been calculated on a fully diluted basis. In making this

calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options and warrants are exercised; and

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

The pre-money valuation also does not take into account any convertible securities currently outstanding. The Company currently has $930,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  This budget is for running marketing campaigns for all our locations as we scale our micro cloud kitchens and our fund raising campaign

- *Operations*
  36.5%
  As we scale we need to add more services to our restaurants operators and also to train, maintain and operate our cloud kitchens

If we raise the over allotment amount of $1,069,998.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  30.0%
  FaveKitchens is planning to add more micro cloud kitchens in Puget sound area. So this capital would be used for setup and running them.

- *Marketing*
  10.0%
  10% for our budget is for running marketing campaigns for all our locations as we scale our micro cloud kitchens

- *Operations*
  20.0%
  As we scale we need to add more services to our restaurants operators and also to train, maintain and operate our cloud kitchens

- *Company Employment*
  20.0%
  Adding more micro cloud kitchens will need additional staff to manage and operate these locations

- *Research & Development*
  6.5%
  These funds will be used to test our FavEats tech outside our operations. Deploy it on neighborhood existing local restaurants and connect them to drivers to create a hyperlocal ordering platform.

- *Contingency Capital*
  10.0%
  This is for contingency as we are in a pandemic, so this contingency capital would be helpful in unexpected issues that we may face.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.favekitchens.com/ (www.favekitchens.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/favekitchens

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FaveKitchens Inc.

[See attached]

uFKs Inc. (the "Company") a Washington Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
uFKs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 26, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	230,339	453,104
Total Current Assets	230,339	453,104
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	492,205	13,500
Security Deposits	5,000	-
Total Non-Current Assets	497,205	13,500
TOTAL ASSETS	727,545	466,604
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,838	-
Payroll Liabilities	7,075	-
Accrued Interest - Convertible Notes	56,408	10,046
Sales Tax Payable	6,580	-
Total Current Liabilities	101,900	10,046
Long-term Liabilities		
Convertible Notes	700,000	380,000
Convertible Note - Related Party	85,000	85,000
Total Long-Term Liabilities	785,000	465,000
TOTAL LIABILITIES	886,900	475,046
EQUITY		
Common Stock	800	800
Additional Paid in Capital	1,810	810
Accumulated Deficit	(161,966)	(10,052)
Total Equity	(159,356)	(8,442)
TOTAL LIABILITIES AND EQUITY	727,545	466,604

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	278,543	-
Cost of Revenue	112,151	-
Gross Profit	166,392	-
Operating Expenses		
Advertising and Marketing	28,316	-
General and Administrative	141,200	15
Rent and Lease	66,600	-
Depreciation	37,574	-
Total Operating Expenses	273,690	15
Operating Income (loss)	(107,298)	(15)
Other Income		
Interest Income	746	9
Other - Grant Income	1,000	-
Total Other Income	1,746	9
Other Expense		
Interest Expense	46,362	10,046
Other	-	-
Total Other Expense	46,362	10,046
Provision for Income Tax	-	-
Net Income (loss)	(151,914)	(10,052)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(151,914)	(10,052)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Security Deposit	(5,000)	-
Depreciation	37,574	-
Accounts Payable	31,838	-
Payroll Liabilities	7,075	-
Accrued Interest - Convertible Notes	46,362	10,046
Sales Tax Payable	6,580	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	124,428	10,046
Net Cash provided by (used in) Operating Activities	(27,486)	(6)
INVESTING ACTIVITIES		
Equipment	(223,775)	-
Vehicle	(1,000)	-
Leasehold Improvements	(291,504)	(13,500)
Net Cash provided by (used by) Investing Activities	(516,279)	(13,500)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	800
Convertible Notes	320,000	380,000
Convertible Note - Related Party	-	85,000
Additional Paid in Capital	1,000	810
Net Cash provided by (used in) Financing Activities	321,000	466,610
Cash at the beginning of period	453,104	-
Net Cash increase (decrease) for period	(222,765)	453,104
Cash at end of period	230,339	453,104

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 5/10/19 (Inception)	-	-	-	-	-
Issuance of Common Stock	8,000,000	800	-	-	800
Additional Paid in Capital	-	-	810	-	810
Net Income (Loss)	-	-	-	(10,052)	(10,052)
Ending Balance 12/31/2019	8,000,000	800	810	(10,052)	(8,442)
Additional Paid in Capital	-	-	1,000	-	1,000
Net Income (Loss)	-	-	-	(151,914)	(151,914)
Ending Balance 12/31/2020	8,000,000	800	1,810	(161,966)	(159,356)

uFKs Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

uFKS Inc. ("the Company") was formed in Washington on May 10th, 2019. The Company is a distributed restaurant platform helping independent restaurants scale, providing satellite kitchens, technology, business operations and delivery logistics. The Company's vision is to scale using its tech, a hyper local neighborhood delivery platform, which works like a Co-op delivery model for the independent businesses connecting directly to the consumers. It is neighborhood's Ordering Platform with Multiple Restaurants, Multiple Dishes, all in one order and delivery. The Company's tech platform empowers independent restaurants to take the customers back from national delivery aggregators and keep the delivery costs low.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue from two primary sources: the Resale of Prepared Food, and Commissions from the Vendors who use the Company's facilities.

Commissions from Vendors: The Company generates revenue from the storage of vendors' food products prior to their delivery. Cash is received in the form of a commission per food item, and revenue is recognized at the time a vendor stocks the Company's facilities with its products. The Company's primary performance obligation is to maintain acceptable kitchen facilities for vendors until the products have been ordered via third-party operators.

Resale of Prepared Food: The Company also generates revenue from the sale of food products kept within its facilities. Cash is received in the form of a shared commission with third-party operators, and revenue is recognized at the end of each month for the sales billed during that period. The Company's primary performance obligation is to maintain acceptable kitchen facilities for vendors until the products have been ordered via third-party operators.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Machinery & Equipment	7	223,775	23,976	-	199,799
Leasehold Improvements	15	305,004	13,556	-	291,448
Vehicle	5	1,000	42	-	958
Grand Total	**-**	**529,779**	**37,574**	-	**492,205**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized an Equity Incentive Plan for the purposes of retaining and rewarding its talent for services rendered to the Company. 2,000,000 shares of Common Stock have been allocated towards this Plan. 905,000 shares have been granted in the form of Stock Options that vest over a period of 48 months with a 12-month cliff. These options contain an exercise price of $0.50. None were exercised, and 1,095,000 Stock Options remain available to issue as of December 31, 2020.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505(Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	905,000	$ 0.500
Exercised	-	$ 0.500
Expired/cancelled	-	
Total options outstanding, December 31, 2020	905,000	$ 0.500
Options exercisable, December 31, 2020	-	$ 0.500

	Nonvested Options	Weighted Average Fair Value
Granted	905,000	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	905,000	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2019, the Company has entered into several convertible note agreements with its owner for the purposes of funding operations. The interest on the notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2021. The notes are convertible into shares of the Company's Common Stock at a 25% discount during a change of control or qualified financing event.

Please see "Note 7 - Subsequent Events" for further information regarding a Related Party Transaction.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In 2019 and 2020, the Company has entered into several convertible note agreements with identical terms as those disclosed above in "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	785,000
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 40,000,000 of common shares with no par value per share. 8,000,000 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 10,000,000 of preferred shares with no par value per share. No such shares were issued nor outstanding as of 2019 and 2020.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Boards of Directors.

Preferred Shareholders may be issued rights and privileges from time to time at the discretion of the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 26, 2022, the date these financial statements were available to be issued.

In August through December of 2021, the Company raised an additional $145,000 via Convertible Notes, of which $45,000 was contributed by its owner carrying the same terms as those disclosed above.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

FaveKitchens

Restaurant 2.0


FaveKitchens
A distributed restaurant platform helping independent, local restaurants scale

Website | Seattle, WA | FOOD & BEVERAGE

FaveKitchens is a distributed restaurant platform helping independent restaurants scale. We provide satellite kitchens, technology, business operations and delivery logistics. Our tech platform empowers independent restaurants to take the customers back from national delivery aggregators and still keep the delivery costs low.

$0.00 raised

0 Investors	**$18M** Valuation
$2.02 Price per Share	**$498.94** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- US restaurants sales forecast to hit $898 billion in 2022, reports the national restaurant association.
- More than 110,000 restaurants and bars closed in 2020, in large part due to COVID-19 (Source)
- The company leverages a pandemic-proof business model that hybridizes local restaurants and delivery services

OVERVIEW

We exist to help independent restaurants

Empowering independent restaurateurs to provide fresh food to their communities



Our mission is to ease financial burdens and operating costs while also allowing rapid setup and effective resource management. By reducing operating costs and upfront capital burdens, FaveKitchens empowers independent restauranteurs to continue doing what they love: providing nourishing, fresh food to their communities.


Order your favorites in one order
• Satisfy every family member's craving
• Mix and match from restaurants
• Choose from multiple cuisines

With FaveKitchens, customers can choose from multiple cuisines, mix and match their favorite dishes from numerous local restaurants, and satisfy every family member's different craving. We are currently in the Beta phase of development.

THE PROBLEM

The changing food market is hurting independent restaurants


7 out of 10
Operators face understaffing, inflation, supply chain shortages, and the corporate force of delivery services

It's no secret that running a restaurant takes a herculean effort. Under normal economic conditions, most restaurants fail, however, the pandemic has exacerbated that difficulty to a staggering degree. 7 on 10 operators say they are understaffed, inflation, supply chain shortages, and the corporate force of delivery services are all huge issues independent restaurants have to tackle. (Source, Source)


Independent restaurants will need to adapt to thrive in the modern era

Despite independent restaurants being part of our economy's backbone, the challenges they face are becoming increasingly difficult. If independent restaurants are to thrive in the modern era, they'll need to adapt to address these mounting challenges.

THE SOLUTION

We are Restaurants 2.0


Helping family owned, local restaurants pivot their operations to meet the new demands of today's market

FaveKitchen's local team comes from a diverse background with experience in tech, hospitality, and manufacturing. We've joined forces to assist family-owned local restaurants in pivoting their operations to meet the new demands of today's market. We provide satellite kitchens, technology, business operations, and delivery logistics to help independent restaurants keep up in today's ever-evolving economy.


Potential
50%
Cost reduction for independent restaurants per sale

We believe FaveKitchens has the potential to reduce costs for independent restaurants by more than 50% on every sale through our platform and co-op delivery model. Our platform connects multiple businesses to give customers multiple options that are all delivered under the same order.

Our business model operates in a similar fashion to cloud kitchens, which are commercial kitchens that are typically built with the sole purpose of cooking food for delivery. Through FaveKitchens, you can order Chicken Tikka Masala, mac 'n cheese, and a burger from three different restaurants and get them all delivered to you in one order.

THE MARKET

We are in the process of creating a virtual food court that aids restaurants


$898B
Projected United States restaurant sales in 2022
110K+
Restaurants and bars closed in 2020

What makes us unique is our hub and bespoke model which helps us scale faster than other companies in the food industry. This collection of local chef restaurateurs creates a great menu that can satisfy nearly every customer's palate. With our technology we are in the process of making the world a virtual food court.



What Sets Us Apart
• Empowers independent restauranteurs
• Keeps restaurant delivery costs low
• Aggregates different menus into one service

Our platform empowers independent restaurants to take the customers back from national delivery aggregators and keep the delivery costs low. FaveKitchen's technology has the potential to yield a one-of-a-kind vertical of a hyper-local neighborhood market where consumers are offered a smorgasbord of items and have a dedicated delivery solution. We are able to tap into the massive delivery market by aggregating local restaurants' menus into one, streamlined delivery service.

OUR TRACTION

We believe our pandemic-proof business is cooking

We've signed contracts with corporate catering companies

relish | lish | Peach

We believe the launch of our flagship micro cloud kitchen has been an immediate success, which has proven our internal claim of having a pandemic-proof business model. By leveraging the delivery aspect of our platform, we have adapted well to the new demands of the current market. Moreover, we have signed contracts with corporate catering companies like Lish, Relish, and Peach, which puts us in a favorable position in this budding market.

WHY INVEST

Help us bring independent restaurants into the modern era



Restaurant & delivery industries are evolving at lightning speed
Our business model is tailor-made to adapt to this evolving market
We empower restaurants to cater to the modern consumer
We've signed contracts with corporate catering companies

The restaurant and delivery industries are evolving at a lightning pace right now, and FaveKitchen's business model is positioned to adapt to this ever-evolving market. Our unique business model empowers independent restaurants to cater to the unique needs of the modern consumer, so both the customers and local businesses win. Help us bring independent businesses into the modern era and invest in FaveKitchens today.

June 2020
Pre-launch due to Pandemic
Identified immediate opportunity, found locations, restaurant partners to quickly go-live

December 2020
Completed construction of physical kitchens
Expedited construction of 5 individual kitchens and signed up with local, independent restaurant partners

March, 2021
Launched our own technology
Fave's point of sale technology

June, 2021
1M in sales
Completed the first year with an incredible $1M in sales

November, 2021
Fusion Pizza
Created our first fusion pizza by teaming up with two different restaurant partners. This was a huge hit with the customers.

November 2021
Friendsgiving at FaveKitchens
Organized the first All you can eat event with sold-out participation. Customers could eat from a buffet of 6 different cuisines

February, 2022
Expanded to Secondary Location (Micro Cloud Kitchen)
Leased a pizzeria and signed restaurant partners for a secondary location. Build a micro-cloud kitchen here along with self-serving beer & wine options. It has 6 virtual restaurants here.

February, 2022
Held a 5 Course Dinner at our new Micro Cloud Kitchens
5 Course Dinner in our new Micro Cloud Kitchens private event on February 18th and 19th

Feb 2022
Partnered with Vinason Pho & Grill
Partnered with Vinason Pho & Grill

In the Press

SHOW MORE

Meet Our Team



Praveen Akula

CEO & Director

Always love to work with technologies and solutions that makes our daily lives more productive.

Entrepreneur by nature who always look for problems to solve.

Personally I am an outdoor person, huge Seahawks fan and love to play cricket.



Satheesh Kanchi

CTO

Technology Consultant, Entrepreneur and Project Manager in a wide variety of business applications. Particularly interested in client/server Migrations, Mobility and Cloud Consulting. Always interested in migration projects, as well as close interaction with the business owners.

Specialties: Data Analytics, Business and Technology Consulting, Mobile Apps Development, Enterprise Mobility Consulting, Cross Mobile Platform strategy Expert.



Ramana Narayana(AJ)

VP of Culinary Operations

Experienced Chef and owner of two successfull restaurants listed as Seattle 2017 top 10 restaurants by seattletimes.com

Love anything related to food and back of the house operations.



Krishna Nadella

Board of Director

Entrepreneurial leader with a track record of delivering hard tech innovations in multiple industries and geographies. Currently leading commercialization of resource efficiency technologies in the Sustainability and Circular Economy space at Vesicus. Teaches and trains engineering students at the University of Washington on the topics of design and manufacturing. Key advisor to two Seattle-area startups that are innovating in the food delivery and building materials industries. In a previous venture-funded startup, led multiple, cross-functional engineering and operations teams with a 160 headcount to design, engineer, build and deploy technologies related to novel manufacturing process, equipment and materials. Excels at building high-performing, customer-centric teams to launch and scale hard tech products.



Kalyan Nadipalli

Board of Director

Supporting the North Texas and Oklahoma utilities with Electrification solutions

Offering Summary

Company	FaveKitchens Inc.
Corporate Address	1534 1st Ave S, #400, Seattle, WA 98134
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.04
Minimum Investment Amount (per investor)	$498.94

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,950
Maximum Number of Shares Offered	:	529,702
Price per Share	:	$2.02
Pre-Money Valuation	:	$17,988,100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Previous Backer Bonus

For any previous backers or investors in FaveKitchens, when you invest in this live offering you will receive an additional 3% bonus shares.

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Favekitchens will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.02/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $202. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow FaveKitchens to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Text (No Dialogue):

Are you hungry?

Want to tast multiple cusines,

From multiple restaurants?

In one order

In one delivery

It's possible now

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION
OF
UFKS INC.

ARTICLE 1
NAME

The name of this corporation is uFKs Inc.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act (the "**Act**") and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The business purpose and of this corporation is to engage in any lawful business, and to engage in any and all activities that, in the judgment of the Board of Directors of this corporation (the "**Board**"), may at any time be incidental or conducive to the attainment of the foregoing purpose.

ARTICLE 4
CAPITAL STOCK

4.1 **Authorized Capital.** The corporation shall have authority to issue Fifty Million (50,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

4.1.1 Forty Million (40,000,000) shares of common stock, no par value per share ("**Common Stock**").

4.1.2 Ten Million (10,000,000) shares of preferred stock, no par value per share ("**Preferred Stock**"). The shares of said preferred class may be divided into and issued in series.

4.2 **Rights, Preferences and Restrictions of Preferred Stock.** Shares of Preferred Stock may be issued from time to time in one or more series. Shares of Preferred Stock which may be redeemed, purchased or acquired by the corporation may be reissued except as otherwise provided by law. The Board is hereby authorized to fix the designations and powers, preferences and relative participating, optional or other rights, if any, and qualifications, limitations or other restrictions thereof, including, without limitation, the dividend rate (and whether or not dividends are cumulative), conversion rights, if any, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

4.3 **Common Stock.** Except to the extent rights, preferences, privileges or restrictions are granted to Preferred Stock or any series thereof, or as provided below, Common Stock has unlimited voting rights and is entitled to receive the net assets of the corporation upon dissolution. Except to the extent rights, preferences, privileges or restrictions are granted to Preferred Stock or any series thereof, or

as provided below, the relative rights, preferences, privileges and restrictions granted to or imposed upon the Common Stock and the holders thereof are as follows:

4.3.1 **Dividend Rights.** The holders of record of outstanding shares of Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any funds of the corporation legally available therefor, such cash and other dividends as may be declared from time to time by the Board subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

4.3.2 **Liquidation Rights.** In the event of any liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of issued and outstanding shares of Common Stock shall be entitled to receive ratably, based on the total number of shares of Common Stock held by each, all the assets and funds of the corporation available for distribution to its shareholders, whether from capital or surplus, subject, however, to any preferential rights granted to any series of Preferred Stock to first receive such assets and funds.

4.3.3 **Voting Rights.** Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held.

4.4 **No Preemptive Rights.** Except as set forth in Article 4 or in any separate shareholders' agreement, the shareholders of the corporation do not have preemptive rights to acquire proportional amounts of the corporation's unissued shares or additional issues of stock or securities convertible into stock of any class, whether issued for cash, property, services, by way of dividends or otherwise upon the decision of the Board to issue them.

4.5 **No Cumulative Voting.** The shareholders of the corporation do not have cumulative voting rights with respect to the election of Directors of the corporation.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these Articles as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws and in any voting or other agreement that may be entered into among the shareholders concerning election of Directors.

The names and addresses of the initial director are:

Name	Address
Krishna Nadella	17405 NE 131st Street Redmond, WA 98052

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210 and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

5.3.1 The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

5.3.2 Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

5.4.1 The corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of this corporation or who, while serving as a Director or officer of this corporation, is or was serving at the request of this corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 and 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

5.4.2 The corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of this corporation or, who, while a director, officer, employee, or agent of this corporation, is or was serving at the request of this corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not this corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

5.4.3 If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of this corporation shall be indemnified to the fullest extent permitted by the Act.

5.4.4 To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of this corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

5.4.5 If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
ACTION BY MAJORITY VOTE

The provisions of this Article 6 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes of each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes of each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution.

ARTICLE 7
OTHER MATTERS

7.1 **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, as amended from time to time, this corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of this corporation are subject to this reservation. A shareholder of this corporation does not have a vested property right resulting from any provision of these Articles.

7.2 **Correction of Clerical Errors.** This corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed: May 10, 2019

By ____________________
Geetha Gudivada, Incorporator

Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 03/13/2020
Effective Date: 03/13/2020
UBI #: 604 461 174

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
FAVEKITCHENS INC.

UBI Number:
604 461 174

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:

Principal Office Mailing Address:

Expiration Date:
05/31/2021

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
05/16/2019

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
FAVEKITCHENS INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address
FAIRCHILD RECORD	3400 CAPITOL BLVD SE, TUMWATER, WA,	PO BOX 1368, OLYMPIA, WA, 98507-

SEARCH, LTD.	98501, UNITED STATES	1368, UNITED STATES

REGISTERED AGENT CONSENT

Customer provided Registered Agent consent? - **Yes**

DURATION

Duration:
PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:
50000000
Class of Shares:
Common Stock: **Yes** Preferred Stock : **Yes**

PREFERRED STOCK

Document Type	Source	Created By	Created Date
No Value Found.			

Did your share information change? **No**
Implementation plan for change:

ADOPTION OF ARTICLES OF AMENDMENT

Board of Directors (shareholder action was not required)

EFFECTIVE DATE

Effective Date:
03/13/2020

DATE OF ADOPTION

Date of Adoption:
03/10/2020

RETURN ADDRESS FOR THIS FILING

Attention:
DAREN HOOD NITZ

Email:
DAREN@FREEVECTORADVISORS.COM

Address:
90 E FIELDVIEW CIR, BOZEMAN, MT, 59715-7180, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
DAREN

Last Name:
NITZ

Entity Name:
FREE VECTOR LAW GROUP LLC

Title:
MANAGING MEMBER